SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)[1]


                                  MONEYZONE.COM
                                (Name of Issuer)


                     COMMON STOCK, $.15 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   60935 W103
                                 (CUSIP Number)

                              MARTIN A. SUMICHRAST
                          GLOBAL CAPITAL PARTNERS INC.
                         6000 FAIRVIEW ROAD, SUITE 1410
                         CHARLOTTE, NORTH CAROLINA 28210

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  APRIL 9, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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[1]       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                    ----------------------
CUSIP No. 60935 W103                   13D                 Page 2 of 9 Pages
----------------------                                    ----------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Global Capital Partners Inc.
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       Not applicable
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          |_|
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------ -------------------------------------------------------------------------
               7       SOLE VOTING POWER
                       72,325 shares of Common Stock
  NUMBER OF    ------- --------------------------------------------------------
   SHARES      8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY     ------- --------------------------------------------------------
    EACH       9       SOLE DISPOSITIVE POWER
  REPORTING            72,325 shares of Common Stock
   PERSON      ------- --------------------------------------------------------
    WITH       10      SHARED DISPOSITIVE POWER

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        72,325 shares of Common Stock
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                             |_|
        (11) EXCLUDES CERTAIN SHARES

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        70.5% shares of Common Stock, based on 100,000 shares of Common
        Stock issued and outstanding at April 9, 2001.
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ------------------------------------------------------------------------



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



         This  Amendment  No. 3 to Schedule 13D amends and  supplements  the
Schedule 13D, as amended by Amendment Nos. 1 and 2. This Amendment No. 3 amends and restates the statement to read in its entirety as follows:

ITEM 1.   SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.15 par value (the "Common Stock"), of MoneyZone.com, a Delaware corporation having its principal executive offices at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210 (the "Company"). All information in this statement gives effect to the 1-for-150 reverse stock split of the Common Stock effected on March 20, 2001.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a)      Name of Person Filing:

               Global Capital Partners Inc. ("Global Capital").

      (b)      Address of Principal Business Office:

               6000 Fairview Road, Suite 1410 Charlotte, North Carolina  28210.

      (c)      Principal Business:

               Investment banking, broker-dealer, consulting, advisory and securities businesses.

      (d)      Criminal Proceedings:

               During the last five years, neither Global Capital nor any of its executive officers or directors has been convicted in any criminal proceeding.

      (e)      Civil Proceedings:

               During the last five years, neither Global Capital nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)      Place of Organization:

               Delaware

       Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of Global Capital. All such individuals are U.S. citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.


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

ITEM 4.   PURPOSE OF TRANSACTION.

     On September 15, 2000, Global Capital entered into a Convertible Debenture Purchase and Exchange Agreement with the Company and Cortlandt Investors, LLC ("Cortlandt"). Pursuant to the purchase agreement, the Company received gross proceeds of $2,500,000 from the issuance to Cortlandt of (i) a 6% convertible and exchangeable debenture in the principal amount of $2,500,000 (the "Company Debenture") and (ii) warrants exercisable to purchase an aggregate of 1,666 shares of the Common Stock (the "Company Warrants").

     Simultaneously with the execution of the purchase agreement, Global Capital entered into a Securities Exchange Agreement with Cortlandt. Pursuant to the exchange agreement, Global Capital granted Cortlandt the right, during the period commencing on January 16, 2001 and ending on March 15, 2001, to exchange any unconverted portion of the Company Debenture for Global Capital's 5% convertible debenture in a principal amount equal to 120% of the then outstanding principal amount of the Company debenture and/or any unexercised portion of the Company Warrants for warrants to purchase an aggregate of 50,000 shares of Global Capital's common stock.

     On January 16, 2001, Cortlandt exercised its exchange right for the entire principal amount of the Company Debenture and all of the Company Warrants and Global Capital issued to Cortlandt its 5% convertible debenture in the principal amount of $3,000,000 and warrants to purchase an aggregate of 50,000 shares of Global Capital common stock at an initial exercise price of $5.50 per share.

     Effective March 7, 2001, pursuant to an agreement between Global Capital and the Company, Global Capital converted a portion the Company Debenture for an aggregate of 56,326 shares of Common Stock. As a result of this conversion, Global Capital acquired a controlling interest in the Company. Effective April 9, 2001, pursuant to an amended agreement between Global Capital and the Company, Global Capital converted the remaining portion of the Company Debenture into an aggregate of 100,000 shares of the Company's Series A Preferred Stock. Such shares are convertible into an aggregate of 1,000 shares of Common Stock. In addition, each share of Series A Preferred Stock is entitled to 200 votes, or an aggregate of 20,000,000 votes. As a result, Global Capital has virtually 100% of the voting power of the Company. Global Capital intends to continue the Company's previously announced strategy of exploring a range of strategic alternatives to enhance stockholder value, including a possible sale or merger of the Company. As of the date hereof, the Company has no agreements, understandings or commitments with respect to any such sale or merger.

     Except as described above, neither Global Capital nor its affiliates have any present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Company. The investments in the Company by Global Capital or its affiliates will be periodically reviewed, and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in this statement, Global Capital or its affiliates do not at the present time have any plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


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

    (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

    (e) Any material change in the present capitalization or dividend policy of the Company;

    (f) Any other material change in the Company's business or corporate structure;

    (g) Changes in the Company's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j)      Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, Global Capital is the direct beneficial owner of 72,325 shares of Common Stock, over which it has sole voting power and sole power to dispose. This number includes 69,659 shares of Common Stock, warrants to purchase 1,666 shares of Common Stock and shares of Series A Preferred Stock convertible into 1,000 shares of Common Stock, and represents 70.5% of the issued and outstanding shares of Common Stock of the Company, based on 100,000 shares issued and outstanding at April 9, 2001.

     Except as described herein, during the last 60 days, Global Capital has not acquired or disposed of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.



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



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 16, 2001                        GLOBAL CAPITAL PARTNERS INC.



                                              By: /s/ Martin A. Sumichrast
                                            ---------------------------------
                                                   Martin A. Sumichrast
                                         Chairman, President and Chief Executive
                                                        Officer







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



                                   APPENDIX A

                                    Directors

     The following is a list of all directors of Global Capital and certain information with respect to each director. All directors are United States citizens.

Name:                   Martin A. Sumichrast

Business
Address: Global Capital Partners Inc., 6000 Fairview Road, Suite 1410 Charlotte, North Carolina 28210

Principal
Occupation:             Chairman of the Board, President and Chief Executive
                        Officer

Name, principal
business and address
of corporation or
other organization
in which employment
is conducted:           Global Capital Partners Inc., a provider of investment
                        banking, broker-dealer, consulting, advisory and other
                        securities related services. Global Capital Partners
                        Inc. 6000 Fairview Road, Suite 1410 Charlotte, North
                        Carolina  28210


Name:                   Michael Sumichrast, Ph.D.

Business
Address: Global Capital Partners Inc., 6000 Fairview Road, Suite 1410 Charlotte, North Carolina 28210

Principal
Occupation:             Director

Name, principal
business and address
of corporation or
other organization
in which employment
is conducted:           Global Capital Partners Inc., a provider of investment
                        banking, broker-dealer, consulting, advisory and other
                        securities related services. Global Capital Partners
                        Inc. 6000 Fairview Road, Suite 1410 Charlotte, North
                        Carolina  28210


Name:                   Dr. Lawrence Chimerine

Business


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

Address: Radnor International Consulting, 880 Briarwood Road, Newtown Square, Pennsylvania 19073

Principal
Occupation:             President

Name, principal
business and address
of corporation or
other organization
in which employment
is conducted:           Radnor International Consulting, an international
                        consulting firm. Radnor International Consulting 880
                        Briarwood Road, Newtown Square, Pennsylvania 19073


Name:                   Paul F. McCurdy, Esq.

Business
Address: Kelley Drye & Warren LLP, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901

Principal
Occupation:             Partner


Name, principal
business and address
of corporation or
other organization
in which employment
is conducted:           Kelley Drye & Warren LLP, an international law firm.
                        Kelley Drye & Warren LLP, Two Stamford Plaza, 281
                        Tresser Boulevard, Stamford, Connecticut 06901


Name:                   Frank Devine

Business
Address:                Block China & Crystal, 41 Madison Avenue, 8th Floor,
                        New York, NY  10010

Principal
Occupation:             Chairman

Name, principal
business and address
of corporation or
other organization
in which employment


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

is conducted:           Block China & Crystal,  a leader in the design and
                        manufacture of a distinctive collection of tableware,
                        accessories and giftware for the home.  Block China &
                        Crystal, 41 Madison Avenue, 8th Floor, New York, NY
                        10010

                                    Officers

     The following is a list of the only other executive officer of Global Capital who is not also a director. The officer's business address is 6000 Fairview Road, Suite 1410 Charlotte, North Carolina 28210, which address is Global Capital's business address. The officer is a United States citizen.

Name:                   Kevin D. McNeil

Title:                  Executive Vice President, Secretary, Treasurer and Chief
                        Financial Officer


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